SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

February 11, 2015

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

R.V.B. Holdings Ltd. (the “Company”) hereby announces that on February 11, 2015, E.E.R. Environmental Energy Resources (Israel) Ltd. (“EER”), the Company’s subsidiary, entered into an agreement to terminate the Lease Agreement, as amended, with Naser Recycling Ltd. (“Naser”) with respect to the grounds on which the Y’bllin Facility is located (the “Agreement”). Under the Agreement, the parties have agreed to terminate the lease agreement, and on the evacuation of EER from the property and the sale of certain assets by EER to Naser for NIS 480,000 plus VAT in several installments. Additionally, Naser has agreed to terminate EER’s bank guarantee commitment of NIS 500,000. The Agreement is part of the Company’s resolution to cease operation of the Y’bllin Facility and to act to dismantle the facility and sell EER’s systems and equipment.

For additional information with respect to the lease agreement, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 28, 2014 and the Company’s Form 6-K furnished with the Securities and Exchange Commission on July 3, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

 Date: February 11, 2015